Morgan Stanley Bank, N.A. – Amendment Filing Summary of Changes – 6.4.2026

1. Documents Uploaded:
   a. Form 7R
2. Form SBSE-A/A is being updated as follows to Schedule A:
   - Added Michael Mariano as Principal
   - Removed:
     - Jeffrey Gelfand
     - Samer Oweida
     - Laura Olle